BTQ TECHNOLOGIES CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2025

March 30, 2026

GENERAL

Unless otherwise noted herein, information in this AIF is presented as at December 31, 2025.

In this annual information form, a reference to the "Company", "BTQ", "we", "us", "our" and similar words refer to BTQ Technologies Corp., its subsidiaries and affiliates, or any one of them, as the context requires.

CURRENCY AND EXCHANGE RATE INFORMATION

In this AIF, otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to "dollars", "$" or "C$" are to Canadian dollars, all references to "US$" are to United States dollars.

On December 31, 2025, the daily exchange rate as quoted by the Bank of Canada was US$1.00 = C$1.3706

STATEMENT REGARDING FORWARD LOOKING INFORMATION

This AIF contains forward-looking information within the meaning of applicable Canadian securities legislation with respect to the Company and its subsidiaries.  Forward looking information may include, but is not limited to: information with respect to amounts and use of available funds; anticipated developments in operations in future periods; future business operations; the adequacy of financial resources; the costs and timing of development of the Company’s business; the costs, timing and receipt of approvals, consents and permits under applicable legislation; the growth of the quantum technology and security market; the future applications of Company products; the timeline for a quantum computer being available for commercial use; the use of Company office space; anticipated revenue from Company’s products and business; the development of and applicability of quantum technologies; the commercialization of the Company’s intellectual property; the general adoption of quantum technologies; adoption of post-quantum cryptographic technologies; the future size of the global post-quantum cryptography market; results, timing and integration of acquisitions and partnerships; the Company’s research and development plans; the results from Company research and development; future intellectual property registrations of the Company; the future availability of Company products; and the outcome of disputes.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words and phrases such as "will", "may", "is expected to", "anticipates", "estimates", "intends", "plans", "projection", "could", "vision", goals", "objective" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.  In making these forward-looking statements, the Company has made certain assumptions, as contemplated below.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: the Company's limited operating history; the Company's negative operating cash flow; compliance and risk management programs; unexpected market disruptions; the Company's dependence on key personnel; the Company's ability to recruit and retain qualified directors, officers and senior employees; market risk for the Company's securities; foreign exchange risk; taxation, litigation, and investment risks; the Company's ability to manage its growth, business plans and international expansion; incorrect estimates of market opportunities; regulatory risks; the Company's executive compensation approaches and practices; the Company's reliance on internally and externally built software, data and intellectual property and the ability of the Company to protect its intellectual property; the Company's ability to find banks and insurance companies willing to provide services; cybersecurity risks; stock exchange listing compliance risk; acquisition integration risk; export controls and national security risks; digital asset and cryptocurrency regulatory risk; the early stage of quantum computing industry; key partnership concentration risk and reliance on a limited number of partners and collaborators; pre-revenue commercialization risk; and risks associated with the enforcement of judgements against foreign persons.

The above list is not exhaustive of factors that may affect any of the forward-looking information contained in this AIF.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Forward-looking information involves statements about the future and is inherently uncertain, and the actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading "Risk Factors" and elsewhere in this AIF.  Forward-looking information contained in this AIF is based on the beliefs, expectations and opinions of management of the Company on the date the statements are made, and the Company does not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law.  In making the forward-looking statements in this AIF, the Company has applied several material assumptions which may prove to be inaccurate, including, but not limited to, the assumptions that any financing needed to fund the operations of the Company will be available on reasonable terms.  Other assumptions are discussed throughout this AIF and, in particular in the "Risk Factors" section of this AIF.  For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CORPORATE STRUCTURE

Name, Address and Incorporation

BTQ Technologies Corp. (previously known as Sonora Gold & Silver Corp.) was incorporated on November 23, 1983 under the Business Corporations Act (British Columbia) as "Southern Star Resources Ltd."  On February 17, 2023, the Company acquired 100% of the issued and outstanding securities of BTQ AG, a Liechtenstein entity, pursuant to a "reverse takeover transaction" whereby BTQ AG became a wholly owned subsidiary of the Company (the "Transaction") and the Company changed its name from "Sonora Gold & Silver Corp." to "BTQ Technologies Corp.".

The Company's corporate headquarters and its registered office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1B3.

Intercorporate Relationships

BTQ is the sole shareholder of BTQ AG. In July 2021, BTQ AG opened a representative office in Taipei, Taiwan, which was converted into a branch office in November 2022. The branch office was suspended in August 2023 and the Company opened a representative office.

On June 7, 2024, the company incorporated its wholly own subsidiary BTQ Technologies Australia Pty Ltd with the Australian Securities and Investments Commission.

On June 30, 2025, the Company incorporated its wholly owned subsidiary BTQ Technologies (USA) Ltd., a Delaware corporation.

The following diagram sets out the intercorporate relationships among the Company's material subsidiaries as of the date of this AIF, including the percentage ownership of voting securities and the jurisdiction of formation or existence of each subsidiary.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Prior to the Transaction

On February 17, 2023, the Company closed the Transaction, which included (a) consolidating its common shares ("Common Shares") on the basis of ten pre-consolidation shares to one post-consolidation share (each post-consolidation share, a "Common Share"); (b) issuing 92,000,000 Common Shares to the former BTQ AG shareholders; and (c) changing its name from "Sonora Gold & Silver Corp." to "BTQ Technologies Corp."

In connection with the closing of the Transaction, on February 21, 2023, the Company voluntarily delisted its Common Shares from the TSX Venture Exchange and listed its Common Shares on Cboe Canada Inc. (formerly known as the NEO Exchange Inc.) ("Cboe") under the symbol "BTQ".

From Transaction Date to Current Date

On July 23, 2024, the Company entered into an agreement for the acquisition of Radical Semiconductor's Processing-in-Memory Technology Portfolio, advancing its Post-Quantum Cryptography capabilities.

On December 19, 2024, the Company issued 3,355,704 common shares at $2.98 per share for gross proceeds of $10,000,000 pursuant to a brokered listed issuer financing exemption offering. In connection with the financing, the Company incurred share issuance costs of $860,833 and issued 167,785 agent's warrants exercisable at $4.09 per common share expiring on December 19, 2029.

On March 12, 2025, the Company announced the appointment of Dr. Gavin Brennen as Chief Quantum Officer.  Based in Sydney, Australia, Dr. Brennen is driving the Company's global technological roadmap and strategy for quantum computing.

On April 9, 2025, the Company announced a strategic partnership with QPerfect SAS ("QPerfect"), a neutral atom quantum computing company based in Strasbourg, France, to accelerate neutral atom quantum computing applications.

On April 29, 2025, the Company filed a short form base shelf prospectus (the "Base Shelf Prospectus") to provide flexibility for future capital raises.

On June 24, 2025, the Company unveiled its Quantum Stablecoin Settlement Network ("QSSN"), a next-generation framework in development to help banks, payment providers, and digital asset platforms issue and manage stablecoins with built-in protection against quantum-era cybersecurity threats.

On July 11, 2025, the Company closed a $40,000,000 prospectus offering (the "2025 Offering") of 5,555,555 Common Shares at a price of $7.20 per Common Share pursuant to a prospectus supplement to the Base Shelf Prospectus dated July 9, 2025, led by a new fundamental long-term institutional investor. A.G.P. Canada Investments ULC acted as sole bookrunner and agent (the "Agent").

On September 22, 2025, the Company amended the Base Shelf Prospectus to, among other things, increase the number of securities which may be offered thereunder from $100,000,000 to $300,000,000.

On September 26, 2025, the Company commenced trading on the Nasdaq Global Market ("Nasdaq"), marking the next phase of the Company's growth and providing a broader investor base access to the Company.

On October 27, 2025, the Company entered into a Share Subscription Agreement and a Development Service Agreement with ICTK Co., Ltd. (the "ICTK Agreements"), a technology company located in the Republic of Korea. Under the Share Subscription Agreement, the Company acquired 452,058 common shares of ICTK for KRW 7,180,489,272 (approximately $6.8 million) on December 19, 2025. Under the Development Service Agreement, the Company has engaged ICTK to carry out the development work (the "ICTK Services") related to QCIM IP verification and development of a quantum security chip incorporating QCIM application for US$10,000,000. The amount is to be paid by the Company in instalments based on the Company's acceptance of each relevant milestone. The agreement is limited to the provision of technology and know-how necessary for the performance of the ICTK Services with respect to each party's background technology and does not include the use of the deliverables of this agreement for commercial purposes.

In October 2025, the Company was added to the Samsung Asset Management KoAct Global Quantum Computing ETF (KOSDAQ). In November 2025, the Company was added to the MSCI Canada Small Cap Index effective November 25, 2025. In December 2025, the Company was added to the Defiance Quantum ETF (NASDAQ: QTUM).

On November 7, 2025, the Company entered into an Ordinary Share Subscription Agreement and acquired 217,865 shares of QPerfect, a technology company located in Strasbourg, France, for $3,263,521 (€2,000,000) which resulted in a 15.29% interest. Concurrent with the completion of this investment, the Company provided notice to exercise its option to acquire the remaining shares of QPerfect (the "QPerfect Acquisition") which will be paid in cash and common shares of the Company. The closing of the QPerfect Acquisition is subject to France's foreign direct investment approval process.

On November 11, 2025, BTQ announced it had exercised its option to acquire QPerfect, a leading neutral atom quantum computing company, based at the heart of the European Center for Quantum Science (CESQ) in Strasbourg, France. BTQ initially acquired a 15.29% interest for 2 million Euros.

Subsequent to Year-End, the Following Material Events Occurred:

On January 5, 2026, BTQ announced that Lionel de Saint-Exupéry had been appointed to the Company's board of directors (the "Board") and to serve as Chair of the Audit Committee.

On January 12, 2026, the Company launched the Bitcoin Quantum testnet, a public, permissionless quantum-safe Bitcoin network, timed to the 17th anniversary of Bitcoin's genesis block.

On January 21, 2026, the Company announced a strategic collaboration with Taiwan's Industrial Technology Research Institute ("ITRI") intended to validate the QCIM chip in silicon, representing a key milestone toward commercialization.

On February 25, 2026, the Company announced the opening of a dedicated commercialization hub in New York, New York and a significant expansion of its QCIM engineering team, including senior hires.

DESCRIPTION OF THE BUSINESS

General

BTQ is aiming to be a vertically integrated quantum technology company focused on securing mission-critical networks against the emerging threat of quantum computing. The Company develops and aims to deliver post-quantum cryptographic solutions across three complementary pillars: post-quantum hardware, post-quantum software for blockchain and financial infrastructure, and neutral atom quantum computing.

BTQ was founded by a group of experienced post-quantum cryptographers to address the security threat that large-scale quantum computers pose to existing cryptographic systems. While the Company's origins lie in blockchain-focused post-quantum cryptography, during 2025 the Company changed its strategic goal to to become a broader quantum-safe cybersecurity platform with commercial product offerings, institutional partnerships, and a vertically integrated quantum computing capability.

The Company's hardware program centers on QCIM, a chip being co-developed with ICTK. Under the Development Service Agreement, the Company has engaged ICTK to carry out the development work related to QCIM IP verification and development of a quantum security chip incorporating QCIM application for US$10,000,000. The Company's software offerings are expected to include Bitcoin Quantum, the first quantum-safe fork of Bitcoin using NIST-standardized post-quantum cryptography, and QSSN, a quantum-secure stablecoin settlement network providing institutional-grade wallet infrastructure for EVM-compatible blockchains.

BTQ is listed on the Nasdaq and Cboe Canada under the symbol "BTQ". The Company maintains operations in Canada, the United States (New York, San Francisco, and Portland), Australia, Taiwan, and South Korea.

Principal Products and Services

BTQ has one reportable segment, research and development of computer-based technology related to post-quantum cryptography. This segment has two main areas of focus, hardware and software. During 2025, the Company streamlined its product portfolio to focus on its highest-value commercial opportunities, consolidating its hardware programs under the QCIM product line, launching two new software products (Bitcoin Quantum and QSSN), and deprecating earlier-stage research programs in order to consolidate focus around the Company's strategic direction.

Summary

The Company did not generate revenue from any product or service category representing 15% or more of consolidated revenue during the financial years ended December 31, 2025 and 2024

Quantum Compute-in-Memory (QCIM)

QCIM is the Company's flagship hardware product: a quantum-secure compute-in-memory chip designed to implement fast, crypto-agile, energy-efficient post-quantum cryptography directly in silicon. QCIM supports NIST-standardized post-quantum cryptographic algorithms, including ML-KEM and ML-DSA, in a compact, low-power form factor suitable for deployment in constrained environments such as smart cards, IoT endpoints, mobile devices, and hardware security modules. The chip is designed to support both post-quantum and traditional encryption methods, providing cryptographic agility as industry standards continue to evolve. The technology builds upon patents acquired from Radical Semiconductor and their founding team.

During 2025, the QCIM program advanced significantly from its prior preliminary research phase. In September 2025, Radical Semiconductor co-founders Sean Hackett and Zach Belateche joined BTQ full-time, with Sean Hackett leading silicon product development and Zach Belateche leading hardware security. With these additions, the Company intends to accelerate commercialization of the QCIM program. In October 2025, the Company signed the ICTK Agreements with ICTK, a leading South Korean secure-element manufacturer, to co-develop the QCIM chip. The agreements cover joint design, validation, tape-out, certification, and productization, with BTQ making an equity investment in ICTK

As of December 31, 2025, QCIM was in the pre-silicon validation phase, with architecture definition and prototyping underway. Subsequent to year-end 2025, the Company announced a 2026 collaboration with Taiwan's ITRI to validate QCIM in silicon and opened a commercialization hub in New York, New York, staffed with senior engineers to accelerate the path toward production-ready silicon.

The Company targets QCIM for deployment in high-assurance applications including cold and hardware wallets for digital assets, mobile authentication and fintech security, IoT endpoint protection, payment gateway infrastructure, and defense systems. The Company expects to deliver initial hardware to design partners on physical circuit boards for testing during 2026, with industry-specific certifications and broader commercialization to follow.

Bitcoin Quantum

Bitcoin Quantum is a permissionless, quantum-safe fork of Bitcoin that replaces Bitcoin's quantum-vulnerable Elliptic Curve Digital Signature Algorithm ("ECDSA") with Module-Lattice Digital Signature Algorithm ("ML-DSA"), the NIST-standardized post-quantum digital signature scheme published as Federal Information Processing Standard 204 in August 2024. Bitcoin Quantum is built on Bitcoin Core's proven codebase and incorporates a 64 MiB block size limit to accommodate post-quantum signatures, which are approximately 70 times larger than their classical counterparts, as well as a Post-Quantum Key infrastructure that enables the integration of future quantum-resistant signature algorithms as they become available.

Bitcoin Quantum addresses an increasingly urgent security concern: approximately 6.26 million BTC, representing approximately $750 billion in value, currently reside in addresses with exposed public keys that are vulnerable to future quantum attack. The product provides a production-grade proving ground for the cryptocurrency ecosystem to test quantum-resistant transactions and infrastructure without risking the Bitcoin mainnet, while also serving as a standalone quantum-safe network.

In October 2025, the Company announced the first successful demonstration of Bitcoin Quantum Core Release 0.2, completing the full flow of quantum-safe wallet creation, transaction signing and verification, and mining. The Company also established the BTQ Foundation, co-chaired by BTQ, to coordinate industry-wide quantum defense efforts including open-source development, consensus building, standards setting, and migration frameworks. In the fourth quarter of 2025, the Company completed security auditing and preparation for testnet launch.

Subsequent to the 2025 year-end, on January 12, 2026, the Company launched the Bitcoin Quantum testnet, a public, permissionless network with a block explorer and mining pool, timed to the 17th anniversary of Bitcoin's genesis block. Leading digital asset research firm Delphi Digital published research characterizing Bitcoin Quantum as a "quantum canary" network, a critical testbed for the industry's quantum transition.

The Company is building multiple expected revenue streams around Bitcoin Quantum. The Company anticipates developing additional revenue opportunities through security-as-a-service models, premium settlement layers, and quantum certification services as the network matures.

Bitcoin Quantum represents the commercial evolution of the Company's prior quantum proof-of-work research conducted in collaboration with Macquarie University, which explored the application of quantum computing to blockchain proof-of-work mechanisms. The Company's published roadmap targets enterprise pilot programs with institutional digital asset managers in Q1 2026, expects mainnet launch with migration tools in Q2 2026, and expects integration with exchanges and custody providers during 2026-2027.

Quantum Stablecoin Settlement Network (QSSN)

QSSN is a quantum-secure validation and wallet infrastructure product designed to enable banks, payment providers, and digital asset platforms to issue and manage stablecoins with built-in protection against quantum-era cybersecurity threats. The product provides quantum-safe smart account wallets for EVM-compatible blockchain networks, using ML-DSA post-quantum cryptography within the ERC-4337 account abstraction standard. This approach delivers familiar wallet user experience with post-quantum security, requires no modifications to underlying blockchain protocols, and protects institutional customers against "harvest now, decrypt later" attacks in which adversaries capture encrypted data today for future quantum decryption.

QSSN operates as a specialized validation service layer rather than a new blockchain. Validator nodes generate quantum-secure attestations using dual-signature mechanisms that combine classical ECDSA signatures with post-quantum ML-DSA signatures, ensuring backward compatibility with existing systems while providing quantum resistance. Economic coordination, including fee collection, distribution, and staking, is managed through smart contracts deployed on established platforms, leveraging battle-tested infrastructure rather than building new financial primitives. The system is designed to support institutional-scale throughput and maintains cryptographic proofs of all validations for audit and regulatory compliance purposes.

The Company unveiled QSSN in June 2025 and subsequently commenced proof-of-concept deployments with Danal and Finger Inc. Group in South Korea. The Company intends to develop revenue opportunities from QSSN through validator node licensing fees, transaction-based validation fees with flexible pricing models supporting both crypto-native and fiat-linked pricing, and staking mechanisms that enable token holders to participate in network security.

QPerfect

In April 2025, the Company entered into a strategic partnership with QPerfect, a neutral atom quantum computing company based at the European Center for Quantum Science ("CESQ") in Strasbourg, France. On November 7, 2025, the Company entered into an Ordinary Share Subscription Agreement and acquired 217,865 shares of QPerfect for $3,263,521 (€2,000,000) which resulted in a 15.29% interest. Concurrent with the completion of this investment, the Company provided notice to exercise its option to acquire the remaining shares of QPerfect which will be paid in cash and common shares of the Company. The closing of the QPerfect Acquisition is subject to certain conditions, including France's foreign direct investment approval process.

QPerfect's principal product is MIMIQ™, a high-performance quantum computing emulator capable of simulating circuits of up to thousands of qubits and millions of gates. Subsequent to the 2025 year-end, QPerfect's MIMIQ was integrated into SDT's QUREKA™ platform to launch a commercially available cloud-based quantum emulation service operating on secure European cloud infrastructure.

If the QPerfect acquisition is completed, it is expected to provide BTQ with vertically integrated quantum computing capabilities that complement and strengthen the Company's hardware and software technologies, including quantum error correction research applicable to QCIM development, quantum sensing capabilities relevant to precision navigation and timing applications, and a European research and development base within one of Europe's leading quantum science institutions.

Other research and development details

    The Company conducts its research and development activities primarily in-house through dedicated engineering teams, supplemented by strategic institutional partnerships for specialized capabilities. The Company's QCIM hardware program is being developed by its internal digital design, verification, and applied cryptography teams, with silicon validation and fabrication subcontracted to the Industrial Technology Research Institute ("ITRI") and Taiwan Semiconductor Manufacturing Company ("TSMC"). The Company's software products, Bitcoin Quantum and QSSN, are being developed entirely by in-house engineering teams, with all intellectual property retained by the Company.

The Company's research and development programs require specialized skills and knowledge across several disciplines, including digital design engineering and chip architecture, design verification engineering, embedded software development, applied cryptography and post-quantum cryptographic methods, hardware security and tamper-proofing, blockchain protocol engineering, and enterprise software development. The Company has assembled teams with this expertise across offices in New York, New York, Portland, Oregon, and San Francisco, California. Semiconductor fabrication expertise, which the Company does not currently maintain in-house, is accessed through its partnership with ITRI and TSMC. The Company believes it has access to the specialized skills and knowledge necessary to execute its current research and development programs.

The Company has budgeted approximately $4.5 million in aggregate for research and development activities across its product lines in fiscal 2026, allocated as follows: approximately $3.4 million for QCIM hardware development (including personnel, facilities, and ITRI/TSMC fabrication costs), approximately $4 million for ICTK Services; approximately $903,000 for Bitcoin Quantum protocol development, and approximately $255,000 for QSSN development.

Deprecated Products

During fiscal 2025, the Company streamlined its product portfolio by discontinuing or redirecting certain earlier-stage research programs. The Company's Post-quantum Digital Signature Compression Algorithm, previously in development to provide post-quantum scaling services for existing blockchains, was discontinued as the Company refocused its software efforts on Bitcoin Quantum and QSSN. The underlying intellectual property and patent applications remain within the Company's portfolio. The Company's Keelung zero-knowledge programming language, which was open-sourced in 2023, remains available in maintenance mode, with the Company's zero-knowledge cryptography research capabilities redirected to support its current product initiatives. The Company's quantum proof-of-work research, conducted in collaboration with Macquarie University, has been integrated into the Bitcoin Quantum initiative, which represents the commercial evolution of this research program.

Industry Background

The rapid advancement of quantum computing represents an emerging and significant threat to the cryptographic systems that underpin global digital infrastructure. Quantum computers, leveraging principles of quantum mechanics, have the potential to break widely deployed public-key cryptographic algorithms, including RSA and Elliptic Curve Cryptography, that currently secure internet communications, financial transactions, government systems, and blockchain networks. While a cryptanalytically relevant quantum computer ("CRQC") capable of breaking these algorithms does not yet exist, steady advances in the field and continued progress in error correction have compressed expert timelines, with some researchers now estimating that such a machine could emerge by the end of the decade.

The threat is compounded by so-called "harvest now, decrypt later" attacks, in which adversaries capture and store encrypted data today with the expectation of decrypting it once sufficiently powerful quantum computers become available. This strategy means that sensitive data with a long shelf life, including financial records, health data, intellectual property, and blockchain transaction histories, is already at risk even before a CRQC is operational. A 2025 Federal Reserve research paper warned that quantum-capable adversaries could retroactively compromise the privacy and ownership records embedded in Bitcoin's public ledger.

In response, governments and standards bodies have accelerated efforts to transition to quantum-resistant cryptography. In August 2024, the U.S. National Institute of Standards and Technology ("NIST") finalized and published the first three post-quantum cryptographic standards: FIPS 203 (ML-KEM, for key encapsulation), FIPS 204 (ML-DSA, for digital signatures), and FIPS 205 (SLH-DSA, a hash-based signature backup). In March 2025, NIST selected HQC as an additional backup key encapsulation standard based on error-correcting codes, with a draft standard expected in 2026 and finalization in 2027. These publications mark the conclusion of NIST's multi-year Post-Quantum Cryptography Standardization Project and provide the algorithmic foundation upon which the Company's products are built.

The U.S. government has established binding migration timelines through National Security Memorandum 10 ("NSM-10"), issued in May 2022, which requires all federal systems to complete their transition to quantum-resistant cryptography by 2035. The Office of Management and Budget has projected a government-wide migration cost of approximately US$7.1 billion. The NSA's Commercial National Security Algorithm Suite 2.0 ("CNSA 2.0") mandates that all new National Security System acquisitions be compliant with post-quantum standards by January 2027, with full migration of existing systems by 2033. NIST's transition guidance further calls for deprecation of quantum-vulnerable algorithms at the 112-bit security level by 2030 and disallowance of all quantum-vulnerable algorithms by 2035. The European Commission has directed all 27 member states to initiate PQC migration by the end of 2026, with completion of critical infrastructure protection by 2030.

These regulatory mandates are creating significant market demand. Third-party market research estimates for the global post-quantum cryptography market range from approximately US$0.4-1.7 billion in 2025, growing at compound annual growth rates of 37-46% to reach US$2.8-9.4 billion by 2030-2033, depending on the research provider and scope of measurement. The estimated market spans quantum-resistant algorithms, cryptographic libraries, authentication solutions, hardware security modules, and migration services, with the banking, financial services, government, and defense sectors anticipated to lead adoption. Lattice-based cryptography, the mathematical foundation underlying the Company's ML-KEM and ML-DSA implementations, represents the dominant algorithm family with approximately 49% market share.

For blockchain networks specifically, the quantum threat is acute. Research by the Cambridge Centre for Alternative Finance found that as of 2025, 3-5 million BTC (14-24% of total supply) are stored in quantum-vulnerable addresses with exposed public keys. The Company estimates that approximately 6.26 million BTC, representing $750 billion in value, face potential quantum exposure. Despite this risk, the same Cambridge research found that actual adoption of post-quantum algorithms in blockchain codebases remains negligible, with traditional cryptographic algorithms accounting for 98.7% of adoption events across major platforms through 2025. This gap between the recognized threat and the pace of migration represents a significant commercial opportunity for companies, including BTQ, that can deliver production-ready quantum-safe blockchain solutions.

Growth Strategy

The Company's growth strategy is built on commercializing its three technology pillars: hardware, software, and quantum computing, through a combination of partnership-driven development, geographic expansion, and sequential product launches designed to generate revenue from software while building toward longer-term hardware commercialization.

Hardware Commercialization through Strategic Partnerships

The Company's path to QCIM hardware commercialization is anchored by its US$15 million joint development agreement with ICTK Co., Ltd. This partnership provides BTQ with access to ICTK's established semiconductor manufacturing capabilities, supply chain relationships, and industry certifications, significantly de-risking the chip development process relative to pursuing independent tape-out and fabrication. The Company expects to progress through silicon validation with ITRI in 2026, deliver initial hardware to design partners for board-level testing, and then pursue industry-specific certifications required for deployment in target markets including financial services, defense, and IoT. The Company intends to expand its addressable market by targeting multiple form factors and use cases, from secure element chips for hardware wallets and smart cards to higher-performance modules for hardware security modules and payment infrastructure.

The QCIM program is currently in the pre-silicon validation stage. The Company is targeting a first version release of its soft IP block in June 2026, followed by test chip fabrication and post-silicon validation in the second half of 2026. The Company has budgeted approximately $3.4 million for QCIM research and development activities in fiscal 2026, covering personnel costs (including digital design engineers, design verification engineers, embedded software engineers, and applied cryptographers), facilities in New York, New York; Portland, Oregon; and San Francisco, California; and fabrication costs with ITRI and TSMC.

The Company is pursuing a dual commercialization strategy for QCIM. First, the Company intends to license its soft IP block to chip designers and semiconductor companies. Following the initial IP block release, the Company plans to initiate pilot projects and qualification processes with potential customers, which will commence the sales cycle for soft IP licensing. Second, the Company is developing its own QCIM test chip through ITRI and TSMC. In parallel with silicon validation, the Company intends to begin its sales cycle for the hardware product. The Company expects the full hardware sales cycle to take approximately one to two years to complete, during which period the Company may generate revenue through consulting services to assist enterprises with their post-quantum cryptography migration plans.

The Company plans to scale its sales and business development team to target high-interest regions including the United States, Europe, and Asia. As the Company progresses through validation and industry-specific certifications (including financial services, defense, and IoT), customer adoption is expected to accelerate.

Software Go-to-Market

The Company's two software products, Bitcoin Quantum and QSSN, are designed to generate revenue in advance of QCIM hardware commercialization.

Bitcoin Quantum's mining pool model provides recurring transaction-based revenue from network operation, while the accumulation of BTQ tokens as a treasury asset provides potential appreciation value as the network scales. The Company's published roadmap targets enterprise pilot programs with institutional digital asset managers, followed by mainnet launch and integration with exchanges and custody providers.

QSSN is developed entirely in-house through independent contractor arrangements, with all intellectual property retained by the Company. Business development and partnership activities are led by the Company's South Korea-based team, which has secured institutional pilot projects for QSSN integration with major technology firms in the Republic of Korea. Development requires specialized skills in blockchain engineering, post-quantum cryptography, enterprise software sales, and regulatory and compliance expertise relating to banking and financial services, all of which are available within the Company's current team.

QSSN is currently at the proof-of-concept stage, with institutional pilot projects underway with major technology firms in South Korea. Following the conclusion of initial pilot projects, the Company intends to deepen integrations with major banks and expand its geographic presence into the United States and Canada. The Company has budgeted approximately $255,000 for QSSN research and development in fiscal 2026. Revenue from QSSN is expected to be generated through validator node licensing, transaction-based validation fees, and staking mechanisms as the platform progresses from pilot deployments to commercial adoption.

QSSN's institutional focus on banks entering the stablecoin market provides a complementary enterprise sales channel, with revenue from validator node licensing, transaction-based validation fees, and staking mechanisms. The Company's initial proof-of-concept deployments in the Republic of Korea are intended to serve as reference implementations for broader institutional adoption.

Bitcoin Quantum is developed entirely in-house by a dedicated engineering team through independent contractor arrangements, with all intellectual property retained by the Company. The core protocol development team operates independently from the Company's other software programs. Development requires specialized skills in blockchain protocol engineering, post-quantum cryptography, and distributed systems architecture, all of which are available within the Company's current team.

The Bitcoin Quantum protocol is currently in its third testnet iteration (v3), having undergone several rounds of testing and protocol strengthening. The current development milestone for the fourth testnet version (v4) is network hardening and monitoring. The Company is tracking toward expected mainnet launch in early summer 2026, with exchange integration programs expected to commence over the coming months. The Company has budgeted approximately $903,000 for Bitcoin Quantum research and development in fiscal 2026.

Quantum Emulation Platform

Through the anticipated completion of the QPerfect Acquisition, the Company will operate a commercially active quantum computing emulation platform. The integration of MIMIQ into SDT's QUREKA platform provides immediate commercial revenue and positions BTQ within the European quantum computing ecosystem. The Company intends to leverage QPerfect's capabilities across its product lines, including quantum error correction research to support QCIM development, quantum sensing for precision applications, and cryptographic research to strengthen its PQC algorithm implementations.

Geographic and Team Expansion

The Company expanded its operational footprint significantly during fiscal 2025 and subsequent to the 2025 year-end. The establishment of a commercialization hub in New York, New York, staffed with senior engineers from leading technology companies, provides proximity to the financial services institutions that represent primary customers for both QCIM and QSSN. The anticipated QPerfect acquisition will provide a European base within the CESQ research ecosystem in Strasbourg, France. The ICTK partnership strengthens the Company's presence in the Republic of Korea, while the Company's Chief Quantum Officer maintains the Company's research connection to the Australian quantum computing ecosystem. The Company intends to continue building its US-based team with particular focus on cryptography, silicon product development, and enterprise sales capabilities.

Strategic Acquisitions and Investments

The Company may pursue additional acquisitions or investments that complement its existing product lines or accelerate its path to commercialization, with particular focus on technologies that strengthen its hardware capabilities, expand its software platform, or provide access to new customer segments or geographic markets.

Competitive Conditions

The post-quantum cryptography market is emerging and evolving rapidly, driven by the finalization of NIST PQC standards and accelerating government migration mandates. The Company competes in three distinct but related segments, PQC hardware, quantum-safe blockchain software, and quantum computing. Each of these segments has its own competitive dynamics.

PQC Hardware

The market for PQC-enabled hardware security chips includes both well-capitalized semiconductor incumbents and specialized PQC startups. NXP Semiconductors (NASDAQ: NXPI), a global leader in secure connectivity solutions for embedded applications, has integrated post-quantum cryptographic capabilities into its product lines and was recognized as a leading vendor in PQC market assessments. Infineon Technologies (XETRA: IFX) similarly incorporates PQC into its security chip portfolio, particularly for automotive and IoT applications. Among private companies, PQShield Ltd. (Oxford, UK) is a notable competitor that raised funding to commercialize PQC solutions for both hardware IP and software. PQShield co-authored several of NIST's standardized algorithms and partners with semiconductor companies including AMD, SiFive, and Lattice Semiconductor. Other participants include Thales Group (Euronext: HO) through its hardware security module products, and IDEMIA in the secure identity space. The Company believes that its QCIM product is differentiated by its compute-in-memory architecture, which is specifically optimized for the computationally intensive lattice-based operations required by ML-KEM and ML-DSA, and by its vertical integration with the Company's software products.

Quantum-Safe Blockchain

The Company is not aware of any competitor that has delivered a production-ready, NIST-compliant quantum-safe fork of Bitcoin using ML-DSA. Quantum Resistant Ledger ("QRL") has operated a hash-based (XMSS) quantum-resistant blockchain since 2018 and is developing a proof-of-stake upgrade with SPHINCS+ signatures and EVM compatibility. QANplatform offers a Layer 1 blockchain with dual ECDSA/Dilithium signatures and EVM compatibility. Algorand demonstrated Falcon-1024 signed mainnet transactions in November 2025. However, these projects are distinct from Bitcoin Quantum in that they are independent blockchain platforms rather than Bitcoin-derived networks designed to serve as quantum-safe proving grounds and potential migration paths for the existing Bitcoin ecosystem. For QSSN, the Company competes broadly with companies offering post-quantum solutions for financial infrastructure, though the Company believes it is an early mover in applying PQC specifically to stablecoin settlement and institutional wallet infrastructure.

Quantum Computing

The quantum computing market is served by well-funded public and private companies including IonQ, Inc. (NYSE: IONQ), Rigetti Computing, Inc. (NASDAQ: RGTI), and D-Wave Quantum Inc. (NYSE: QBTS), among others. QPerfect's neutral atom architecture differentiates it from these competitors, and its MIMIQ emulator occupies a specialized niche in quantum circuit emulation rather than competing directly with general-purpose quantum hardware providers. The Company believes QPerfect's primary competitive advantage lies in its integration with BTQ's broader product portfolio and its position within the European quantum research ecosystem.

Integrated Approach

The Company believes its principal competitive differentiator is its vertically integrated approach, spanning PQC hardware, quantum-safe blockchain software, and quantum computing capabilities within a single publicly listed entity. To the Company's knowledge, no other publicly traded company offers this combination of capabilities. This integration enables the Company to pursue synergies across product lines. For example, QCIM hardware serving as the security foundation for QSSN validator nodes, or QPerfect's quantum computing research informing the cryptographic design of Bitcoin Quantum, and to present institutional customers with a unified quantum-security platform rather than requiring them to integrate solutions from multiple vendors.

Intellectual Property

The Company's intellectual property portfolio includes patents and patent applications across multiple jurisdictions, covering its compute-in-memory architecture, processing-in-memory technologies, and blockchain-related cryptographic innovations.

During 2024, the Company's IP portfolio was strengthened through the acquisition of Radical Semiconductor's processing-in-memory patents, which form a key component of the QCIM product's technical foundation. The Company's portfolio also includes intellectual property acquired from CimTech Technology Co., Ltd. in January 2025, covering compute-in-memory implementations relevant to the QCIM program.

The Company holds a European patent application for an "Improved Blockchain System and Method" relating to Falcon signature aggregation, as well as additional patent applications in Canada, the United States, and Europe. The Company also contributes to open-source projects, including the Bitcoin Quantum testnet codebase and the Keelung zero-knowledge programming language, which remain available under open-source licenses.

The Company relies on a combination of patent protection, trade secrets, contractual provisions, and technical measures to protect its intellectual property. No assurance can be given that the Company's intellectual property rights will be sufficient to protect the Company against competitors or that such rights will not be challenged, invalidated, or circumvented.

The Company protects its intellectual property through various strategies, including non-disclosure agreements and applying for patents, when appropriate. Currently, the Company has the following patents and patent applications.

Current Patents

Name	Jurisdiction/s	Application No. (Patent No., if different than Application No.)	Status
A SYSTEM AND METHOD FOR QUANTUM-SAFE AUTHENTICATION, ENCRYPTION AND DECRYPTION OF INFORMATION	Canada	CA 3078558	Expiring on October 8, 2038*
	Europe	EP 18800260.4 (EP 3692681)	Expiring on October 8, 2038*
	Great Britain	EP 3692681	Expiring on October 8, 2038*
	Unitary Patent	EP 3692681	Expiring on October 8, 2038*
	United States	US 16/754,055 (US 11477017)	Expiring on October 8, 2038*
	United States	US 17/930,681 (US 11991275)	Expiring on December 17, 2038*
NON-VOLATILE STORAGE OF SECURE DATA IN 6T SRAM CELLS USING HOT CARRIER INJECTION	United States	US 18/302,667 (US 12361987)	Expiring on August 21, 2043*

*Subject to payment of all periodic patent annuity fees.

Pending Patent Applications:

Name	Jurisdiction/s	Patent Application No.	Status	Maximum Patent term Subject to allowance and payment of periodic patent annuity fees
IMPROVED BLOCKCHAIN SYSTEM (POST-QUANTUM AGGREGATE SIGNATURES) AND METHOD	Australia	AU 2023327708	Pending	August 14, 2043
	Canada	CA 3,265,180	Pending	August 14, 2043
	China	CN 2023800726237	Pending	August 14, 2043
	Europe	EP 23754332.7	Pending	August 14, 2043
	Hong-Kong	HK 62025116113.4	Pending	August 14, 2043
	Japan	JP 2025-508665	Pending	August 14, 2043
	United States	US 19/103296	Pending	August 14, 2043*
IMPROVED BLOCKCHAIN SYSTEM AND METHOD (DELAYED PROOF OF VALIDITY)	Australia	AU 2023410365	Pending	December 19, 2043
	Canada	CA 3,277,359	Pending	December 19, 2043
	China	CN 2023800942039	Pending	December 19, 2043
	Europe	EP 23833134.2	Pending	December 19, 2043
	India	IN 202517067614	Pending	December 19, 2043
	Japan	JP 2025-535329	Pending	December 19, 2043
	Singapore	SG 11202504165X	Pending	December 19, 2043
	South Korea	KR 10-2025-7024285	Pending	December 19, 2043
	United States	19/140,064	Pending	December 19, 2043*
IMPROVED BLOCKCHAIN SYSTEM AND METHOD (QUANTUM ANALOGUES OF PROOF OF WORK SCHEMES)	Australia	AU 2024281481	Pending	May 27, 2044
	Canada	CA 3,293,054	Pending	May 27, 2044
	China	To be confirmed	Pending	May 27, 2044
	Europe	EP 24728061.3	Pending	May 27, 2044
	India	IN 202517128799	Pending	May 27, 2044
	Japan	JP 2025-568813	Pending	May 27, 2044
	Singapore	SG 11202507877P	Pending	May 27, 2044
	South Korea	KR 10-2025-7042843	Pending	May 27, 2044
	United States	US 19/486,584	Pending	May 27, 2044*
SYSTEM AND METHOD FOR QUANTUM RANDOM NUMBER GENERATOR (QRNG)	Europe	EP 24199620.6	Pending	September 10, 2044
	Patent Cooperation Treaty	PCT/EP2025/075823	Pending	Expires on March/April 10, 2027
NON-VOLATILE STORAGE OF SECURE DATA IN 6T SRAM CELLS USING HOT CARRIER INJECTION	United States	US 19/302,736	Pending	April 18, 2043*
HIGH-RELIABILITY PROCESSING-IN-MEMORY WITH TRANSPOSE SUPPORT USING SPLIT-6T SRAM	United States	US 18/302,674	Pending	April 18, 2043*
IN-MEMORY HIGH PARALLELISM BIT-SERIAL POLYNOMIAL MULTIPLICATION	United States	US 18/302,679	Pending	April 18, 2043*
IN-MEMORY REDUNDANT BINARY ARITHMETIC ON WIDE BITWIDTH INTEGERS	United States	US 18/302,684	Pending	April 18, 2043*

Name	Jurisdiction/s	Patent Application No.	Status	Maximum Patent term Subject to allowance and payment of periodic patent annuity fees
QUANTUM COMPUTE-IN-MEMORY HARDWARE SECURE ENCLAVE AND METHODS FOR USING SAME	United States	US 63/977,405	Pending	Provisional application will expire February 6, 2027 (Formalized patent application will be filed before then)
VLIW AND MASKING IN NEAR-MEMORY LOGIC FOR QCIM	United States	US 63/998,199	Pending	Provisional application will expire March 6, 2027 (Formalized patent application will be filed before then)
SIDE-CHANNEL SECURE BIT-SERIAL, WORD-PARALLEL CRYPTOGRAPHIC ACCELERATOR	United States	US 63/998,315	Pending	Provisional application will expire March 6, 2027 (Formalized patent application will be filed before then)

*Subject to patent term extension.

Note: * All expiry dates are subject to payment of periodic patent annuity fees.

Employees

As of December 31, 2025, the Company employed approximately 35 persons, including full-time employees and contractors. The Company's workforce is distributed across multiple geographies, including Vancouver, Canada (corporate headquarters); New York, New York (commercialization hub); San Francisco, California and Portland, Oregon (US engineering); the Republic of Korea (partnership operations); Taiwan (semicon partnerships) and Australia (quantum research hub). During fiscal 2025, the Company made several key additions to its leadership team, including Dr. Gavin Brennen as Chief Quantum Officer (March 2025), Sean Hackett as Head of Silicon Product (September 2025), and Zach Belateche as Head of Hardware Security (September 2025). Subsequent to year-end, the Company added senior engineers to staff its New York commercialization hub. None of the Company's employees are represented by a labor union or subject to a collective bargaining agreement. The Company's relations with its employees are in good standing.

The Company solidified the three pillars that will form its long-term strategy during a transformational year for the Company in 2025. Building on the acquisition of the Radical Semiconductor IP in September 2024, the Company formalized its QCIM division with the previous Radical co-founders leading the talent acquisition to support commercialization of the product. The Company also progressed in its go-to-market efforts and hired technical employees for its QSSN division led by President and Head of Innovation, Chris Tam. Finally, pending regulatory approval of the acquisition, BTQ plans to integrate QPerfect as its third division and jointly develop the roadmap towards building commercializable products in the neutral atom quantum computing and quantum emulation industries.

Cycles

BTQ does not expect the development of its proprietary hardware and software to be subject to cyclical or seasonal forces.

Economic Dependence

As of December 31, 2025, BTQ does not possess any contracts upon which its business is substantially dependent. This absence is attributed to the Company being in the research and development stage, where the Company's primary focus lies in the exploration and advancement of innovative solutions. Consequently, there are no prevailing contracts in place for the sale of a significant portion of Company's products or services, nor for the acquisition of substantial requirements of goods, services, or raw materials. Furthermore, the Company does not currently hold any franchise, license, or other agreements pertaining to the use of patents, formulas, trade secrets, processes, or trade names that are indispensable to its operations. Given the Company's developmental status, the Company's business remains centred on refining and enhancing its offerings, thereby precluding the existence of contractual dependencies at this juncture.

Changes to Contracts

It is not expected that the business of the Company will be affected by the renegotiation or termination of contracts or sub-contracts in the current financial year.

Environmental Protection

In the current financial year and for future years, the Company anticipates no significant financial or operational effects stemming from environmental protection requirements. As BTQ primarily engages in research and development, with a strong focus on the development of hardware and software solutions, its operations are not subject to substantial environmental compliance obligations. Thus, the Company does not foresee any substantial impact on its capital expenditures, profit or loss, or competitive position as a result of environmental protection requirements. The Company's ongoing efforts center on the advancement of innovative technologies and solutions, and while it remains committed to environmental sustainability, its current business activities and strategic priorities do not expose us to substantial environmental compliance costs or obligations.

Foreign Operations

The Company maintains operations across multiple geographies. In the United States, the Company established a commercialization hub in New York, New York in January 2026, with additional engineering personnel in San Francisco California and Portland, Oregon. In France, the Company has an investment in QPerfect, based at the European Center for Quantum Science in Strasbourg. In the Republic of Korea, the Company maintains partnership operations in connection with its ICTK joint development agreement and QSSN proof-of-concept deployments. In Taiwan, although the Company's former branch office was closed in October 2024 and operations were transitioned, the Company maintains semiconductor partnership activities in Taiwan through its ITRI collaboration. In Australia, the Company's Chief Quantum Officer maintains the Company's research connection to the Australian quantum computing ecosystem.

BTQ also has consultants working for the Company in Canada, the South Korea,, United States, Israel, and Australia. The Company also maintains an office space in New York, New York, Portland, Oregon, and Sydney, Australia for use by its team of research employees/consultants located at these locations.

Lending and Grants

The Company does not have any dedicated investment policies or investment restrictions.

Reorganizations

The Company completed the Transaction in February 2023. See "General Development of Business".

RISK FACTORS

Readers should carefully consider all such risks, which include but are not limited to the following:

General Risks

Limited Operating History

BTQ has a limited history of operations and is in the early stage of development. As such, BTQ will be subject to many risks common to early-stage enterprises, particularly those still focused on research and development, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenue. There is no assurance that BTQ will achieve its operating goals. There is no assurance that BTQ will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Negative Operating Cash Flow

The Company has not generated positive cash flow from operations. The Company is devoting significant resources to its research and development programs and to the advancement towards commercial operations; however, there can be no assurance that it will achieve commercial operations or generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves sustained and meaningful commercial operations. The extent of our future operating losses and the achievement and timing of profitability are uncertain, and we expect to continue incurring significant expenses and operating losses over the next several years. In the event that BTQ experiences additional operating losses or fails to achieve or if achieved, maintain, profitability in future periods, the value of the Common Shares may decline. In addition, if BTQ is unable to achieve or maintain positive cash flows, BTQ would be required to seek additional funding, which may not be available on favourable terms, if at all. This risk is a factor which indicates a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

Future Capital Requirements and Uncertainty of Additional Funding

The Company may require funding through debt or equity offering for its ongoing and future activities. There can be no assurance that BTQ will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain additional financing could cause BTQ to reduce or terminate its operations.

If additional funds are raised through further issuances of equity or securities convertible into equity, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of other BTQ securityholders. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for BTQ to obtain additional capital and to pursue business opportunities.

Operational Reliance on Third-Party Providers

The Company relies upon independent third-party services providers. The Company's operations could be interrupted or impaired if these third-party service providers experience operational or other systems difficulties or failures, terminate their services, or fail to comply with regulations. Replacing vendors or addressing other issues with the Company's third-party service providers could entail significant delay, expense, and disruption of service. As a result, if the third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services and the Company is unable to replace them with other service providers in a timely manner, the Company's operations could be interrupted. If an interruption were to continue for a significant period, the Company's business, financial condition, and results of operations could be adversely affected.

Competition

The Company competes and expects to compete with other post-quantum cryptography and technology businesses, including other businesses focused on applying post-quantum cryptography to blockchain. Because its industry is evolving and characterized by technological change, it is difficult for the Company to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. The Company faces increased competition from companies with strong positions in certain markets the Company intends to serve and in new markets and regions it may enter. Many of the Company's competitors have significantly greater financial and other resources than the Company currently possesses and may spend significant amounts of resources to gain market share. The Company cannot assure investors that it will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than the Company can, or devote greater resources to the development, promotion and sale of products than the Company can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of the Company's prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on the Company's business, financial condition or results of operations. The Company's competitors may also establish or strengthen co-operative relationships with systems integrators, third-party consulting firms or other parties with whom the Company has relationships, thereby limiting its ability to promote its products.

If the Company is not able to differentiate its business from those of its competitors, drive value for customers or effectively align its financial and operations resources with its goals and objectives, it may not be able to compete effectively against its competitors. If the Company fails to compete effectively against its competitors, its business, results of operations, financial condition and prospects may be adversely affected.

Compliance and Risk Management Programs

The Company's ability to comply with applicable laws and rules will be largely dependent on the establishment and maintenance of compliance, review, and reporting systems, as well as the ability to attract and retain qualified compliance and other risk-management personnel, as needed. The Company cannot provide any assurance that its compliance policies and procedures will be effective or that it will be successful in monitoring or evaluating its risks. If there is any alleged non-compliance with applicable laws or regulations, The Company could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits for damages, restitution or other remedies, which could be significant. Any of these outcomes, individually or together, may materially and adversely affect BTQ's reputation, business, results of operations, financial condition, prospects and valuation, and the value of its Common Shares.

Stock Exchange Listing Compliance Risk

The Company's Common Shares are listed on the Nasdaq and Cboe Canada. Continued listing on these stock exchanges is subject to compliance with their rules and continued listing requirements, including minimum bid price, minimum market value, and corporate governance standards. If the Company fails to meet these requirements, it may receive a deficiency notice and could face delisting proceedings. Delisting from the stock exchanges could adversely affect the liquidity and market price of the Common Shares, the Company's ability to raise capital, and the Company's reputation with investors and business partners.

Additionally, members of our management team and our board of directors have limited experience managing a publicly traded company and navigating the complex regulatory environment for public companies. We are subject to significant regulatory oversight and reporting obligations under the U.S. and Canadian securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our management and board of directors, and failure to effectively comply with the regulations applicable to public companies may materially and adversely affect BTQ's reputation, business, results of operations, financial condition, prospects and valuation, and the value of its Common Shares.

As a Foreign Private Issuer, the Company is Subject to Different U.S. Securities Laws and Rules than a U.S. Domestic Issuer

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the United States Securities and Exchange Commission (the "SEC"). Under the United States Exchange Act of 1934, as amended (the "U.S. Exchange Act"), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.

In addition, the Company's officers, directors, and principal shareholders are currently exempt from the reporting and short- swing profit recovery provisions of Section 16 of the U.S. Exchange Act.  Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements.  The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.  While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.  In addition, the Company may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.  In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead.  The Company has elected and may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.  As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company may lose its Foreign Private Issuer Status in the Future

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status.  The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System ("MJDS").  If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles.  In addition, the Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

The Company Relies Upon Certain Accommodations Available to It as an "Emerging Growth Company"

The Company is an "emerging growth company" as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the U.S. Exchange Act.  The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.  For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.  These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.  The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions.  If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the common shares and the Common Share price may be more volatile.  On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

Unexpected Market Disruptions

The Company may incur major losses in the event of disrupted markets and other extraordinary events in which market behaviour diverges significantly from historically recognized patterns. The risk of loss in such events may be compounded by the fact that, in disrupted markets, many positions may become illiquid, making it difficult or impossible to close out positions against which markets are moving. Market disruptions caused by unexpected political, military and terrorist events, or other factors, may from time to time cause dramatic losses for BTQ.

Dependence on Key Personnel and Ability to Recruit and Retain Qualified Directors and Officers

BTQ's success, future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel and directors. The Company relies on its officers and a limited number of key employees and consultants and there is no assurance that BTQ will be able to retain such key employees, consultants and management. The loss of qualified directors, officers or key employees and consultants, if not replaced in a timely manner, could have a material adverse effect on BTQ's business, results of operations, financial condition and prospects.

Significant Shareholder

As of the date of this AIF, Olivier Roussy Newton beneficially owns and controls 30.44% of the Common Shares. Olivier Roussy Newton is the Company's Chief Executive Officer and a director of the Company. As a result of such ownership, Olivier Roussy Newton will be able to exert significant influence over matters that are to be determined by holders of Common Shares, including matters relating to mergers, consolidations and sale of all or substantially all of the Company's assets, the election of directors, and other significant corporate actions. The interests of Olivier Roussy Newton may not always be aligned with the interests of the Company or the interests of other shareholders. Further, if Olivier Roussy Newton were to sell or transfer substantial amounts of Common Shares, the market price of the Common Shares in the public markets could fall. The perception among the public that these sales or transfers could occur may also produce such effect. Further, the timing and receipt of any takeover or control premium by holders of Common Shares could depend on the determination of Olivier Roussy Newton as to when to sell or transfer Common Shares. This concentration of ownership may discourage, delay or prevent a change in control of the Company, which could deprive shareholders of opportunities to receive a premium for their Common Shares as part of a sale of the Company or its assets and provide liquidity to other shareholders, and might reduce the price of the Common Shares.

Market Risk and Market Price Volatility for Securities

There can be no assurance that an active trading market for BTQ's shares will be sustained. The market price for the Common Shares has been and may continue to be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control. Factors such as government regulation, price fluctuations, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of BTQ's securities. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies. As well, certain institutional investors may base their investment decisions on consideration of the Company's performance against such institutions' respective guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares. The trading market for the Common Shares depends in part on the research and reports that securities or industry analysts publish about the Company. Inaccurate or unfavorable publication of research reports about the Company's business, or the downgrade of the Common Shares by such securities or industry analysts, is likely to cause the price of the Common Shares to decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, demand for the Common Shares could decrease, which might cause the price of the Common Shares and trading volume to decline. There can be no assurance that fluctuations in price and volume will not occur. In addition, shareholders may realize less than the original amount invested on dispositions of their Common Shares during periods of such market price decline.

Common Shares May Have Limited Liquidity

Shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the Cboe Canada, maintain a listing on Nasdaq, or achieve or maintain a listing on any other securities exchange.Foreign Exchange Risk

The Company is a Canadian company, and most of its expenses and fundraising has been done in Canadian dollars. However, its operations are predominantly denominated in U.S. dollars, and as a result, the Company is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar. A decline in the U.S. dollar could result in a decrease in the real value of the Company's revenues and adversely impact financial performance.

Tax

No assurance can be given that new taxation rules will not be enacted or existing rules will not be applied in a manner which could result in BTQ being subject to additional taxation or which could otherwise have a material adverse effect on BTQ's results from operations and financial condition.

Litigation

BTQ may be subject to litigation arising out of, or related to, its operations. Damages claimed under such litigation may be material, and the outcome of such litigation may materially impact BTQ's operations and the value of its Common Shares. While BTQ expects to assess the merits of any lawsuits and defend such lawsuits accordingly, it may be required to incur significant expense or devote significant financial resources to such defenses. In addition, the adverse publicity surrounding such claims may have a material adverse effect on BTQ's operations and its Common Shares.

Investment Risk

There is no assurance that BTQ will achieve its investment objectives. An investment may not earn any positive return and may result in the loss of some or all of the capital invested.

Management of Growth

The Company has recently experienced, and may continue to experience, growth in the scope of its operations. This growth has resulted in increased responsibilities for BTQ's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, BTQ will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical standards. There can be no assurance that BTQ will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support BTQ's operations.

Estimates of Market Opportunities

Estimates of the global post-quantum market may prove to be inaccurate and may not be indicative of our future growth or performance. Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. While our estimates of the market are made in good faith and are based on assumptions and estimates we believe to be reasonable under the circumstances, these estimates may not prove to be accurate. Further, even if the estimates of our market opportunity prove to be accurate, we could fail to capture significant portions, or any portion, of the available markets.

Acquisition Completion and Integration Risk

The Company has completed or announced several strategic acquisitions and investments, including the anticipated acquisition of QPerfect and its joint development agreement with ICTK. The French foreign direct investment ("FDI") approval process for the QPerfect acquisition remains pending and there is no assurance that such approval will be obtained on acceptable terms or at all. The Company may not be able to consummate the QPerfect acquisitions, or other acquisitions, on commercially acceptable terms or at all, or may not realize the anticipated benefits of any acquisitions the Company undertakes, including its acquisition of QPerfect. The integration of acquired businesses, technologies, and personnel involves significant risks, including the potential for unanticipated liabilities, difficulties in retaining key personnel, challenges in integrating different corporate cultures and operational practices, and the diversion of management's attention from existing operations. Failure to successfully complete and, if completed, integrate acquisitions could have a material adverse effect on the Company's business, financial condition, and results of operations.

Export Controls and National Security Risks

The Company operates in the post-quantum cryptography and quantum computing sectors, which are subject to export controls, sanctions, and national security regulations in multiple jurisdictions, including Canada, the United States, the European Union, and the Republic of Korea. The Company's products may be classified as controlled technology under applicable export control regimes, and the Company may be required to obtain export licenses or other approvals before transferring technology, software, or hardware across borders. Changes in export control regulations, the imposition of new restrictions, or the failure to obtain required approvals could limit the Company's ability to conduct business internationally, restrict its ability to collaborate with partners, and adversely affect its business and growth strategy.

Anti-Bribery Risks

The Company is subject to various anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, Canada's Corruption of Foreign Public Officials Act and other applicable local laws of Canada and the United States. The Company's reputation may be adversely affected if the Company were reported to be associated with corrupt practices or if the Company or its employees or partners fail to comply with such laws. Such damage to the Company's reputation could adversely affect our ability to grow our business. Additionally, violations of such laws could subject us to significant fines and penalties.

Reputational Risks

The Company may be subject to reputational harm arising from public statements, allegations, or dissemination of information by former directors, officers, or other insiders. A former director and officer of the Company has publicly disseminated, and may continue to disseminate, negative statements, allegations, and other information regarding the Company, its management, and its board of directors. Such public statements, whether or not accurate, could materially harm the Company's reputation with investors, business partners, regulators, and other stakeholders. It could also result in decreased investor confidence, increased stock price volatility, increased regulatory scrutiny or inquiries, damage to existing and prospective business relationships, difficulty attracting and retaining qualified directors, officers, and employees, and increased costs associated with responding to or addressing such statements, including potential litigation expenses.

The viral nature of social media may amplify the reach and impact of such statements and any similar statements beyond their original audience, and the Company may have limited ability to control, counteract, or mitigate the dissemination of information once it has been published.

If the Company pursues remedies to address such statements, including litigation, such efforts may be costly, time-consuming, and may not result in a favourable outcome. Additionally, such efforts may themselves generate further negative publicity. There can be no assurance that the Company's reputation, business, results of operations, financial condition, prospects, and stock price will not be materially adversely affected by these or similar statements in the future.

Different U.S. Securities Laws and Rules

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, the Company is not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, applicable to U.S. domestic issuers. The Company does not file all of the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.

Loss of Foreign Private Issuer Status in the Future

The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multi-jurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

We incur increased expenses as a result of being a public company and our current resources may not be sufficient to fulfill our public company obligations.

We are incurring significant legal, accounting, insurance and other expenses as a result of being a public company, which makes operating our business costly and could cause our business, results of operations, and financial condition to suffer. Compliance with applicable securities laws in the United States and Canada and the rules of Nasdaq and Cboe Canada substantially increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our potential growth may strain our financial and management systems, processes and controls, as well as our personnel.

These laws, rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we face and continue to face increased legal, accounting, insurance and certain other expenses, which negatively impact our financial performance and could cause our business, results of operations, and financial condition to suffer.

The Company is subject to risks associated with its internal control over financial reporting.

The Company is subject to reporting and other obligations under applicable U.S. and Canadian securities laws and the rules of the Nasdaq and Cboe Canada. The Company has significant requirements for enhanced financial reporting and internal control. The process of designing and implementing effective internal control is a continuous effort that requires the Company to anticipate and react to changes in its business and the economic and regulatory environments and to expend significant resources to maintain a system of internal control that is adequate to satisfy its reporting obligations as a public company. Any failure to implement or maintain internal control could cause the Company to fail to meet its reporting obligations on a timely basis, result in material misstatements in its consolidated financial statements and harm its business and results of operations. If the Company is unable to implement any required changes to its internal control over financial reporting effectively or efficiently, it could adversely affect the Company's operations, financial reporting and results of operations. In addition, if the Company fails to maintain an effective system of disclosure controls and internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected.

The Company will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") in the second annual report following the completion of its listing on Nasdaq. This assessment will need to include disclosure of any material weaknesses identified by the Company's management in its internal control over financial reporting. The rules governing the standards that must be met for management to assess the Company's internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal control may divert management's attention from other matters that are important to the Company's business.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, the Company may identify deficiencies related to internal control over financial reporting that it may not be able to remediate in time to meet the deadline imposed by U.S. and/or Canadian securities laws, including pursuant to Section 404 of the Sarbanes-Oxley Act. The Company's testing may reveal deficiencies in its internal control over financial reporting that are deemed to be material weaknesses which could result in a material misstatement of its annual consolidated financial statements or its interim reports, or disclosures that may not be prevented or detected.

The Company does not expect that its disclosure controls and procedures and internal control over financial reporting will prevent all error and fraud. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. The Company may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with U.S. and/or Canadian securities laws, including, the Sarbanes-Oxley Act, for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, or its independent registered public accounting firm may not issue an unqualified opinion, as and when applicable. If the Company is unable to conclude that it has effective internal control over financial reporting. investors could lose confidence in the Company's reported financial information, which could adversely affect the trading price of the Company's Common Shares and make the Company subject to investigations by the stock exchanges on which its securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Failure to accurately report the Company's financial performance on a timely basis could also jeopardize the Company's listing on Nasdaq and Cboe Canada or any other stock exchange on which its Common Shares may be listed. Delisting of the Common Shares on any exchange would reduce the liquidity of the market for the Company's Common Shares, which would reduce the price of and increase the volatility of the market price of its Common Shares.

The Company has identified material weaknesses in its internal control over financial reporting in the past and may identify additional material weaknesses in the future or fail to maintain effective internal control over financial reporting, which may result in material misstatements of its consolidated financial statements or cause the Company to fail to meet its periodic reporting obligations, which could have a material adverse effect on the Company, its business, results of operations and financial condition.

Business and Industry Risks

Regulatory Risks.

Due to their global nature, blockchain-related technologies and encryption-related technologies are subject to regulatory fragmentation due to different treatment depending on jurisdiction. Certain governments have categorized certain blockchain technologies as illegal, while others have embraced their utility and have approved them for trade. Ongoing and/or future regulatory actions may have a substantial impact on BTQ's business operations.

The activities of the Company may be subject to regulation by governmental authorities. Achievement of the Company's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company. The effect of future regulatory change could materially and adversely affect the Company.

Reliance on Internally & Externally Built Software, Data and Intellectual Property

BTQ's business is dependent on internally and externally developed software, data, and intellectual property. Its operations may be severely and adversely affected by the malfunction of such technology.

Failure to protect the Company's intellectual property could harm its ability to compete effectively. The Company is highly dependent on its ability to protect its proprietary technology. The Company relies and  intends to rely on a combination of copyright, trademark and trade secret laws, as well as non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. The Company intends to protect its rights vigorously. However, there can be no assurance that these measures will, in all cases, be successful. Enforcement of the Company's intellectual property rights may be difficult, particularly in some nations outside of North America in which the Company may seek to market its products. While U.S. and Canadian copyright laws, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of Canada or of the United States. The absence of internationally harmonized intellectual property laws makes it more difficult to ensure consistent protection of the Company's proprietary rights. Software piracy has been, and is expected to be, a persistent problem for the software industry, and piracy of the Company's products represents a loss of revenue to the Company. Despite the precautions the Company may take, unauthorized third parties, including its competitors, may be able to: (i) copy certain portions of its products; or (ii) reverse engineer or obtain and use information that the Company regards as proprietary. Also, the Company's competitors could independently develop technologies that are perceived to be substantially equivalent or superior to the Company's technologies. The Company's competitive position as well as its business, results of operations, financial condition and prospects may be materially adversely affected by its possible inability to effectively protect its intellectual property.

Banks Accounts and Services

A number of companies that provide blockchain-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to blockchain-related companies, or companies that accept digital assets, for a number of reasons, such as perceived compliance risks or costs.

Insurance

BTQ insures its operations in accordance with technology industry practice. However, given the novelty of digital assets and associated businesses, such insurance may not be available, may be uneconomical for BTQ, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on BTQ.

Cybersecurity Risks

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users). A cyber incident that affects BTQ might cause disruptions and adversely affect its business operations, and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

Digital Asset and Cryptocurrency Regulatory Risk

The Company's Bitcoin Quantum product involves the creation and operation of a cryptocurrency network, including a mining pool and the accumulation of digital asset tokens on the Company's balance sheet. The regulatory treatment of digital assets and cryptocurrencies varies significantly across jurisdictions and is subject to rapid change. The Company may be subject to securities laws, money transmission laws, tax regulations, and other regulatory requirements applicable to digital asset activities. Changes in the regulatory environment, including potential classification of BTQ tokens as securities, restrictions on mining activities, or limitations on the holding or transfer of digital assets, could have a material adverse effect on the Company's Bitcoin Quantum business and the value of digital assets held on its balance sheet.

Early Stage of Quantum Computing Industry

The market for quantum computers is still in its early stages and while it is rapidly growing, if the market for quantum computers in general does not develop as expected, or develops more slowly than expected, our business, results of operations, financial condition, and prospects could be harmed.

Use of Generative AI Tools

We use, and expect to continue using, generative AI tools primarily to support internal productivity and development activities.

While generative AI technologies are evolving rapidly, they may also generate output that are incomplete, misleading, or incorrect, which could introduce downstream security or operational risks. Our use of third-party generative AI tools may also present security, privacy, and operational risks, including limited visibility into training data sources, model behavior, vendor controls, and the potential introduction of defects or security vulnerabilities through AI-generated outputs.

We use generative AI tools in limited and controlled contexts and prohibit the use of AI technologies in areas that we deem to create high risks that cannot be mitigated related to cybersecurity, confidentiality, privacy, intellectual property, legal compliance, and/or ethical standards. In addition, we employ practices designed to evaluate, track, and mitigate the risks associated with the use of generative AI. However, such controls, prohibitions and measures cannot provide absolute security and may not prevent or mitigate all of the evolving risks presented by the use of generative AI that could adversely affect our business, results of operations, financial condition, prospects or reputation.

Key Partnership Concentration Risk

The Company's QCIM hardware program is substantially dependent on its joint development agreement with ICTK. ICTK is the Company's sole partner for QCIM chip development, manufacturing, and certification. If ICTK were to experience financial difficulties, fail to perform its obligations under the joint development agreement, or if the relationship were to terminate for any reason, the Company's ability to commercialize QCIM could be materially delayed or prevented. Similarly, the Company's quantum computing capabilities are dependent on the QPerfect acquisition, which remains subject to certain conditions, including French FDI approval. The Company's QCIM silicon validation program is dependent on ITRI. Concentration of the Company's technology development in a limited number of partners exposes the Company to significant operational and execution risk. The termination of any of these partnerships and the underlying agreements governing the relationship could have a material adverse effect on the Company's business, results of operations, financial condition and prospects.

Pre-Revenue Product Commercialization Risk

All of the Company's principal products, including QCIM, Bitcoin Quantum, and QSSN, are in pre-revenue stages of development. The Company has not generated material revenue from any of its products and there is no assurance that any of the Company's products will achieve commercial viability, generate revenue, or achieve market acceptance. The transition from research and development to commercial revenue involves significant risks, including technical risks related to product performance and reliability, market risks related to customer adoption and competitive dynamics, and operational risks related to scaling production and support capabilities. The Company's financial projections, including anticipated Bitcoin Quantum mining pool revenue and QSSN validation fees, are based on assumptions that may not be realized. If the Company fails to commercialize its principal products, its business may suffer and you may not be able to sell the Common Shares which you purchased at or above the price you paid for them and you may lose your investment.

Enforcement of Judgments Against Foreign Persons

Investors should be aware that most of BTQ's operations are currently located outside of Canada and some of the directors and officers of BTQ are and will likely continue to be located outside of Canada and, as a result, it may be difficult to enforce a Canadian court judgment based upon the civil liability provisions of Canadian securities laws against BTQ or any of these persons in a Canadian court, or to affect service of process upon these persons in Canada. All or a substantial portion of the assets of these persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against such persons in Canada or to enforce a judgment obtained in Canadian courts against such persons outside of Canada. Also, if Canadian law is found to be applicable to a claim which a court outside of Canada can and is prepared to hear, the content of applicable Canadian law must be proved as a fact by expert witnesses, which can be a time‐consuming and costly process. If proceedings were to be brought outside of Canada, all procedural matters may be required to be governed by such jurisdiction's law. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims in original actions instituted outside of Canada.

Similarly, the majority of BTQ's directors and officers are located outside the United States and all or a portion of the assets of such persons are and will likely continue to be located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon BTQ or its directors who are not residents of the United States, or to realize in the United States upon judgements of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgements of U.S. courts obtained in actions against BTQ or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against BTQ or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

DIVIDENDS

The Company has not declared or paid any cash dividends on its securities since the completion of the Transaction. The Company currently intends to retain any future earnings to fund the development and growth of its business and/or to pay down debt and does not currently anticipate paying dividends on the subordinate voting shares. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on many factors, including, among others, the Company's financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, of which there were 141,310,930 issued and outstanding as of the date of this AIF. Each Common Share entitles the holder thereof to one vote per Common Share at meetings of the shareholders of the Company, to receive dividends if, as and when declared by the board of directors of the Company and to receive pro rata the remaining property and assets of the Company upon its dissolution or winding-up. Shareholders have no pre-emptive rights, subscription or conversion rights.

All Common Shares are of the same class with equal rights and privileges. Common Shares are not subject to future calls or assessments. The Company may issue additional Common Shares and options therefore from time to time on terms and conditions acceptable to the directors.

Warrants

As of the date of this AIF the Company has 306,673 Warrants outstanding.

Options

The Company has a "rolling" long-term omnibus equity incentive plan ("Omnibus Plan"), which was approved by shareholders at the Company's 2023 annual general meeting held on August 30, 2023. The Omnibus Plan provides flexibility to the Company to grant equity-based incentive awards in the form of the Company's options ("Options"), restricted share units ("RSUs"), performance shared units ("PSUs") and deferred share units.

The Omnibus Plan provides that the aggregate maximum number of the outstanding common shares of the Company that may be issued upon the exercise or settlement of awards granted under the Omnibus Plan shall not exceed 10% of the issued and outstanding common shares from time to time. The aggregate number of common shares (a) issuable to insiders at any time (under all of the Company's security-based compensation arrangements) cannot exceed 10% of the issued and outstanding common shares and (b) issued to insiders within any one-year period (under all of the Company's security-based compensation arrangements) cannot exceed 10% of the issued and outstanding common shares. All directors, employees and consultants are eligible to participate in the Omnibus Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Plan will be determined in the sole and absolute discretion of the Plan Administrator. Additional information can be found in the Company's Omnibus Plan, which is available on SEDAR+.

As of the date of this AIF, the Company has 2,876,250 Options outstanding under the Omnibus Plan.

An Option entitles a holder thereof to purchase a prescribed number of common shares at an exercise price set at the time of the grant. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant.

The options are more fully described in the Company's Omnibus Plan, which is available on SEDAR+.

Restricted Share Units

As of the date of this AIF, the Company has 4,434,300 restricted share units outstanding under the Omnibus Plan. An RSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the which entitles the holder to receive one common share (or the value thereof) for each RSU after a specified vesting period. Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable common share in respect of each vested RSU, (b) a cash payment or (c) a combination of common shares and cash. The RSUs are more fully described in the Company's Omnibus Plan, which is available on SEDAR+.

Performance Share Units

As of the date of this AIF, the Company has 1,525,000 performance share units outstanding under the Omnibus Plan. A PSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the which entitles the holder to receive one common share (or the value thereof) for each PSU upon the achievement of certain performance goals during a performance period, subject to certain performance multipliers. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable common share in respect of each vested PSU, (b) a cash payment or (c) a combination of common shares and cash, and in each case subject to any performance multipliers. The PSUs are more fully described in the Company's Omnibus Plan, which is available on SEDAR+.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on (i) Nasdaq under the symbol "BTQ" (since September 26, 2025); (ii) Cboe under the symbol "BTQ". Upon commencement of trading on Nasdaq, the Common Shares ceased to be quoted on the OTCQX.

The following table sets forth the reported closing high and low prices and the aggregate volume of trading of the Common Shares on Cboe and Nasdaq during the financial year ended December 31, 2025:

	Cboe Canada			Nasdaq
	High	Low	Volume	High	Low	Volume
				(US$)	(US$)
December 2025	9.96	6.80	3,346,378	7.22	4.95	69,319,200
November 2025	11.20	7.58	6,043,056	7.95	5.42	73,490,000
October 2025	21.09	8.64	9,086,752	16.00	6.13	235,841,500
September 2025	10.10	3.95	8,955,833	7.29	4.94	20,439,500
August 2025	7.28	3.55	7,056,025	-	-	-
July 2025	11.49	5.20	13,765,302	-	-	-
June 2025	8.00	3.25	10,283,833	-	-	-
May 2025	5.11	2.13	5,892,147	-	-	-
April 2025	2.60	1.35	3,487,205	-	-	-
March 2025	3.14	2.01	3,148,926	-	-	-
February 2025	4.94	2.70	5,437,560	-	-	-
January 2025	6.61	2.55	17,030,337	-	-	-

Prior Sales

The following table sets for the details regarding all issuances of the Company's securities that are outstanding but not listed or quoted on a marketplace, including issuances of all securities convertible or exchangeable into shares of the Company, during the most recently completed financial year:

Date Issued	Number of Securities Issued	Issue/Exercise/Conversion Price per Security	Type
01-Feb-25	50,000	$4.48	Option Grant
06-Feb-25	100,000	N/A	RSU Grant
01-Mar-25	200,000	N/A	RSU Grant
22-July-25	100,000	$6.34	Option Grant
22-July-25	62,300	N/A	RSU Grant
02-Sep-25	600,000	N/A	RSU Grant
12-Sept-25	1,000,000	N/A	RSU Grant
01-Nov-2025	140,000	N/A	RSU Grant
07-Nov-2025	200,000	N/A	RSU Grant
07-Nov-2025	400,000	N/A	PSU Grant
07-Nov-2025	400,000	N/A	PSU Grant
16-Dec-2025	72,500	N/A	RSU Grant
16-Dec-2025	180,000	N/A	RSU Grant
23-Dec-2025	300,000	N/A	RSU Grant

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out, as of the date of this AIF, the names of the directors and officers of the Company, the province or state and country of residence of each such director and officer, their respective positions and offices held with the Company and their principal occupations during the last five years. The term of office of each of the directors expires at the next annual general meeting of shareholders or until their successor is elected or appointed.

Name, Province and Country of Residence and Position Held	Date Elected or Appointed	Principal Occupations During Last Five Years
Olivier Roussy Newton Zug, Switzerland Chief Executive Officer and Director	February 17, 2023	CEO of BTQ; Co-Founder and former CEO of DEFI Technologies; President of EV Technology Group; Founder and partner of Latent Capital;
Lonny Wong Vancouver, British Columbia Chief Financial Officer	May 18, 2023	Partner at Saturna Group Chartered Professional Accountants LLP
Christopher Tam Vancouver, British Columbia President, Head of Innovation, and Director	August 26, 2025	President and Head of Innovation of BTQ. Co-Founder & CEO of Zero Computing, Head of Innovation at BTQ, formerly Head of Partnerships at BTQ, formerly Product Manager at BTQ, formerly Data Engineer (Internship) at EQ Works, formerly Research and Teaching Assistant at Western University, formerly Machine Learning Researcher at AvocadoCore
Dr. Gavin Brennen Sydney, Australia Chief Quantum Officer	March 1, 2025	Chief Quantum Officer of BTQ; professor of physics in the School of Mathematical and Physical Sciences at Macquarie University
Jeff Choi Seoul, Korea Chief Strategy Officer	May 31, 2025	Chief Strategy Officer of BTQ; formerly Chief of Staff at Coxwave
Philippe Lucet(1)(2)(3) Switzerland Director	August 26, 2025	General Counsel of Valour, formerly General Counsel of SITA, formerly VP and General Counsel for R&D and Intellectual Property at Nestlé's global headquarters
Mansour Al Suwaidi(1)(2)(3) Mexico Director	August 26, 2025	Chief Operating Officer of Bin Jadr Group
Lionel de Saint-Exupéry(1)(2)(3) Hong Kong Director	December 23, 2025	Executive Chairman of Saintex Capital Management; former Vice Chairman of KGI Financial Holdings and CDIB Capital Group

Notes:

(1) Denotes a member of the audit committee of the Company.

(2) Denotes a member of the compensation committee of the Company.

(3) Denotes a member of the nomination and governance committee of the Company.

As of the date of this AIF, all directors and officers of BTQ, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 44,174,259 Common Shares, representing 31.26% of the issued and outstanding Common Shares.

Biographies

Olivier Roussy Newton - Chief Executive Officer; Director. Mr. Roussy Newton founded and led HIVE Blockchain Technologies, the first crypto mining company to list publicly on the TSX Venture Exchange in 2017.  He is a partner at Latent Capital, an investment fund focused on quantum computing, financial technology and bioinformatics. He is also a co-founder and President of EV Technology Group Ltd. (EVT). Mr. Roussy Newton co-founded DeFi Technologies Inc. and its subsidiary Valour Inc., which bridges the gap between centralized and decentralized finance and is listed publicly on Cboe Canada and the Nasdaq.

Lonny Wong - Chief Financial Officer. Mr. Wong is a partner of Saturna Group Chartered Professional Accountants LLP. Saturna Group is a boutique firm located in Vancouver, BC, which specializes in providing auditing, assurance, financial reporting, and consulting services to public companies and companies looking to go public. He has over 30 years of public practice experience. Prior to co-founding Saturna Group in 2008, he worked at an independent mid-sized firm in Vancouver, BC. He holds a Bachelor of Arts from the University of British Columbia and is a Chartered Professional Accountant.

Christopher Tam - President, Head of Innovation, and Director - Mr. Tam is a software engineer and co-founder of Zero Computing, where he leads the development of specialized cloud infrastructure for computational niches. With deep expertise spanning artificial intelligence, quantum computing, and cloud technologies, Mr. Tam operates at the intersection of emerging technologies and business strategy. Prior to founding Zero Computing in 2024, he served as Head of Partnerships at BTQ, a quantum computing company focused on post-quantum cryptography solutions for blockchain applications, where he drove strategic alliances and product innovation. Mr. Tam holds a Master of Engineering Science in Software Engineering (M.E.Sc.) with an AI specialization from Western University (GPA 3.9), where he was awarded the Western Graduate Research Scholarship, and a Bachelor of Science (B.Sc.) in Computer Science.

Dr. Gavin Brennen - Chief Quantum Officer - Dr. Brennen is a professor of physics in the School of Mathematical and Physical Sciences at Macquarie University where he leads a theory research group working on quantum information and computation. He is co-director of the Australian Quantum Software Network and is a member of the Standards Australia Quantum Information Technology working group. He has served on the executive board of the Sydney Quantum Academy (2020-2025) and on the board for the Quantum Energy Initiative (2022-2025)

Jeff Choi - Chief Strategy Officer - Chief of Staff at Coxwave

Philippe Lucet - Director - Mr. Lucet is the General Counsel of Valour Inc., a leading issuer of Exchange Traded Products (ETPs). Before joining Valour, Mr. Lucet served as Group General Counsel at SITA, a global IT company headquartered in Geneva, where he oversaw all legal, regulatory, and compliance matters for the group. Previously, he was Vice President and General Counsel for R&D and Intellectual Property at Nestlé's global headquarters, leading a team responsible for patents, trademarks, digital, legal R&D, and health science, worldwide. Prior to Nestlé, Mr. Lucet was Lead Counsel at Richemont, the Swiss-based global luxury group, and an attorney-at-law at Salans/Dentons, specializing in corporate law, investments, innovation, and intellectual property. Mr. Lucet holds a master's degree in Economics and Finance from Sciences Po Paris, a Master's in International Affairs (Finance and Banking) from Columbia University, and a Master of Laws from Stanford University.

Mansour Al Suwaidi - Director - Mr. Al Suwaidi serves as the COO at the family run Bin Jabr group and reports directly to the chairman and manages the day-to-day operations.

Lionel de Saint-Exupéry - Director - Mr. de Saint-Exupéry is the Executive Chairman of Saintex Capital Management, a family-owned platform that manages long-term capital across public and private markets, with a primary focus on venture capital, private equity, private credit, and real estate. He is the former Vice Chairman of KGI Financial Holdings ("KGI"), a leading publicly listed financial holding company in the Asia Pacific region with a market capitalization of approximately US$10 billion, and its investment arm, CDIB Capital Group ("CDIB"), where he also previously served as Chief Executive Officer. He remains actively involved with the group as a Senior Advisor and Investment Committee member.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

Other than the Company's management cease trade order in 2024 or as otherwise disclosed herein, to the best of the Company's knowledge, no director or executive officer of the Company is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that:

(a) was the subject of a cease trade or similar order that denied the relevant company access to any exemptions under applicable securities legislation that was in effect for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

None of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the 10 years before the date of this AIF, has been declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

There may from time to time be potential conflicts of interest to which some of the directors or officers of the Company will be subject in connection with the operations of the Company. Some of the individuals who are directors or officers of the Company are also directors and/or officers of other reporting and non-reporting issuers. Conflicts, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms, unless otherwise permitted by applicable laws. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

To the best of the Company's knowledge, there are no known existing or potential conflicts of interest among the Company, its directors and officers or other members of management of the Company or of any proposed director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

AUDIT COMMITTEE DISCLOSURE

Audit Committee

The Audit Committee consists of individuals who are "independent" and "financially literate" within the meaning of National Instrument 52-110 - Audit Committees. The Company's Audit Committee is comprised of Lionel de Saint-Exupéry, Mansour Al Suwaidi, and Philippe Lucet. Each member of the Audit Committee has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of the Audit Committee, see the relevant biographical experiences for each member under the heading "Directors and Officers - Name, Occupation and Security Holdings" in this AIF.

The Board has adopted a written charter for the Audit Committee which sets out the Audit Committee's role of providing oversight of the Company's financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

The mandate of the Audit Committee is set out in the written charter of the Audit Committee. A copy of the Audit Committee charter is included as Appendix "A" hereto.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee charter of the Company. The full text of the Company's Audit Committee charter is disclosed in Appendix "A" to this AIF.

External Auditor Service Fees

Audit Fees

MNP LLP is expected to bill the Company $155,150 for the year ended December 31, 2025 for audit fees.

MNP LLP billed the Company $139,100 for the year ended December 31, 2024 for audit fees.

Audit-Related Fees

MNP LLP billed the Company $145,250 for the year ended December 31, 2025 for assurance and related services related to the performance of the audit or review of the Company's financial statements, which are not included in audit fees.

MNP LLP billed the Company $37,450 for the year ended December 31, 2024 for assurance and related services related to the performance of the audit or review of the Company's financial statements, which are not included in audit fees.

Tax Fees

MNP LLP billed the Company $8,560 for the year ended December 31, 2025 for tax fees.

No tax fees were charged by the external auditors for the year ended December 31, 2024.

All Other Fees

No other fees were charged by the external auditors for the years ended December 31, 2025 and 2024.

PROMOTERS

No person is or has been within the two financial years immediately preceding the date hereof, or during the current financial year, a promoter of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no actual or pending legal proceedings material to the Company that the Company is or was a party to, or that any of its property is or was the subject of, since the beginning of the Company's most recently completed financial year. In addition, the Company is not currently aware of any such legal proceedings being contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this AIF, no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada, at 510 Burrard St., 3rd Floor, Vancouver, British Columbia, V6C 3B9, Canada.

MATERIAL CONTRACTS

Other than the agency agreement dated July 11, 2025 entered into with the Agent in connection with the 2025 Offering, and as described herein, the Company has not entered into any material contracts in the past fiscal year, other than contracts entered into in the ordinary course of business.

INTEREST OF EXPERTS

The Company's external auditor during the year ended December 31, 2025 was MNP LLP. MNP LLP has advised the Company that it is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario and in compliance with PCAOB Rule 3520 and within the meaning of the federal securities laws administered by the SEC.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's profile on SEDAR+ at  www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities of the Company and securities authorized for issuance under equity compensation plans, may be found in the Company's management information circular, which is also available on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional financial information is provided in the Company's audited annual consolidated financial statements and the management's discussion and analysis for its most recently completed financial year, which are also available on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

APPENDIX "A"

BTQ TECHNOLOGIES CORP. (the "Company")

AUDIT COMMITTEE CHARTER

I. ROLE AND OBJECTIVES

The Audit Committee is a committee of the Board of Directors (the "Board") of BTQ Technologies Corp (the "Corporation") to which the Board has delegated certain oversight responsibilities relating to the Corporation's financial statements, external auditors, risk management, compliance with legal and regulatory requirements and management information technology. In this Charter, the Corporation and all entities controlled by the Corporation are collectively referred to as "BTQ".

The objectives of the Audit Committee are to maintain oversight of:

(a) the Corporation's accounting and financial reporting processes;

(b) the audits of the Corporation's financial statements;

(c) the integrity of the Corporation's financial statements, the reporting process and its internal control over financial reporting;

(d) the reports, qualifications, independence and performance of the Corporation's external  auditor;

(e) the Corporation's risk identification, assessment and management program;

(f) the Corporation's compliance with applicable legal and regulatory requirements;

(g) the Corporation's management of information technology related to financial reporting and financial controls; and

(h) the maintenance of open channels of communication among management of the Corporation, the external auditors and the Board.

II. MEMBERSHIP AND POLICIES

The Board, based on recommendation from the Nomination and Governance Committee, will appoint or reappoint members of the Audit Committee. Each member shall serve until his or her successor is appointed unless the member resigns, is removed or ceases to be a director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Audit Committee must be composed of not less than three (3) members of the Board, each of whom must be independent pursuant to the rules and regulations of all applicable stock exchanges and United States and Canadian securities laws and regulations.

No member of the Audit Committee may have participated in the preparation of the financial statements of the Corporation or any of its then-current subsidiaries at any time during the immediately prior three years.

Each member of the Audit Committee must be financially literate, as determined by the Board, and be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement, and cash flow statement. Additionally, at least one member of the Audit Committee must have accounting or related financial management expertise, as determined by the Board. A person who is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K may be presumed to have accounting or related financial management expertise.

The Board, in consultation with the Nomination and Governance Committee, will appoint or reappoint the Chair of the Audit Committee from amongst its members.

The Audit Committee may at any time retain outside financial, legal or other advisors as it determines necessary to carry out its duties, at the expense of the Corporation. The Corporation shall provide for appropriate funding, as determined by the Audit Committee in its capacity as a committee of the Board, for payment of: (i) compensation to the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Corporation, (ii) compensation to any advisors employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

In discharging its duties under this Charter, the Audit Committee may investigate any matter brought to its attention and will have access to all books, records, facilities and personnel, may conduct meetings or interview any officer or employee, the Corporation's legal counsel, external auditors and consultants, and may invite any such persons to attend any part of any meeting of the Audit Committee.

The Audit Committee has neither the duty nor the responsibility to conduct audit, accounting or legal reviews, or to ensure that the Corporation's financial statements are complete, accurate and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"); rather, management is responsible for the financial reporting process, internal review process, and the preparation of the Corporation's financial statements in accordance with IFRS, and the Corporation's external auditor is responsible for auditing those financial statements.

III. FUNCTIONS

A. Financial Statements, the Reporting Process and Internal Controls over Financial Reporting

The Audit Committee will meet, as applicable, with management and the external auditor to review and discuss annual and quarterly financial statements, management's discussion and analyses ("MD&A"), any earnings press releases, other financial disclosures and earnings guidance provided to analysts and rating agencies, and determine whether to recommend the approval of such documents to the Board.

(a) In connection with these procedures, the Audit Committee will, as applicable and without limitation establish:

i. a procedure for complaints relating to the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

ii. the confidential, anonymous submission by the Corporation's employees of concerns regarding questionable or auditing matters.

(b) In connection with these procedures, the Audit Committee will, as applicable and without limitation review and discuss with management and the external auditor:

i. the information to be included in the Corporation's financial statements and other financial disclosures which require approval by the Board including the Corporation's annual and quarterly financial statements, notes thereto, MD&A and any earnings press releases or earnings guidance provided to analysis and rating agencies, paying particular attention to any use of "pro forma", "adjusted" and "non-GAAP" information, and ensuring  that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the financial statements;

ii. any significant financial reporting issues, including major issues regarding accounting principles and financial statement presentations, identified during the reporting period;

iii. any change in accounting policies, or selection or application of accounting principles, and their impact on the Corporation's financial results and disclosure;

iv. all significant estimates and judgments, significant risks and uncertainties made in connection with the preparation of the Corporation's financial statements that may have a material impact to the financial statements;

v. any significant deficiencies or material weaknesses identified by management or the external auditor, compensating or mitigating controls and the final assessment and impact of such deficiencies or material weaknesses on disclosure;

vi. any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material internal control deficiencies;

vii. significant adjustments identified by management or the external auditor and the assessment of associated internal control deficiencies, as applicable;

viii. any unresolved issues between management and the external auditor that could materially impact the financial statements and other financial disclosures;

ix. any material correspondence with regulators, government agencies, any employee or whistleblower complaints and other reports of non-compliance which raise issues regarding the Corporation's financial statements or accounting policies and significant changes in regulations which may have a material impact on the Corporation's financial statements;

x. the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures;

xi. significant matters of concern respecting audits and financial reporting processes, including any illegal acts, that have been identified in the course of the preparation or audit of the Corporation's financial statements; and

xii. any analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of financial statements including analyses of the effects of IFRS on the financial statements.

(c) In connection with the annual audit of the Corporation's financial statements, the Audit Committee will review with the external auditor:

i. prior to commencement of the annual audit, plans, scope, staffing, engagement terms and proposed fees;

ii. reports or opinions to be rendered in connection with the audit including the external auditor's review or audit findings report including alternative treatment of significant financial information within IFRS that have been discussed with management and the associated impact on disclosure; and

iii. the adequacy of internal controls, any audit problems or difficulties, including:

a) any restrictions on the scope of the external auditor's activities or on access to requested information;

b) any significant disagreements with management, and management's response (including discussion among management, the external auditor and, as necessary, internal and external legal counsel);

c) any litigation, claim or contingency, including tax assessments and claims, that could have a material impact on the financial position of the Corporation; and

d) the impact on current or potential future disclosures.

In connection with its review of the annual audited financial statements and quarterly financial statements, the Audit Committee will also review any significant concerns raised during the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") certifications with respect to the financial statements and BTQ's disclosure controls and internal controls. In particular, the Audit Committee will review with the CEO, CFO and external auditor: (i) all significant deficiencies, material weaknesses or significant changes in the design or operation of BTQ's internal control over financial reporting that could adversely affect the Corporation's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under applicable securities laws, within the required time periods; and (ii) any fraud, whether or not material, that involves management of BTQ or other employees who have a significant role in BTQ's internal control over financial reporting. In addition, the Audit Committee will review with the CEO and CFO, BTQ's disclosure controls and procedures and periodically will review management's conclusions about the efficacy of disclosure controls and procedures, including any significant deficiencies, material weaknesses or material non-compliance with disclosure controls and procedures.

B. The External Auditor

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for overseeing the relationship, reports, qualifications, independence and performance of the external auditor and audit services by other registered public accounting firms engaged by the Corporation. The Audit Committee has responsibility to take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor. The Audit Committee shall have the authority and responsibility to recommend the appointment and the revocation of the appointment of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and to fix their remuneration.

The external auditor will report directly to the Audit Committee. The Audit Committee's appointment of the external auditor is subject to annual approval by the shareholders.

With respect to the external auditor, the Audit Committee is responsible for:

(a) the appointment, termination, compensation, retention and oversight of the work of the external auditor engaged by the Corporation for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, including the review and approval of the terms of the external auditor's engagement letter and the proposed fees;

(b) resolution of disagreements or disputes between management and the external auditor regarding financial reporting for audit, review or attestation services;

(c) pre-approval of all audit services and legally permissible non-audit services to be provided by the external auditors considering the potential impact of such services on the independence of external auditors and, subject to any de minimis exemption available under applicable laws. Such approval of non-audit services can be given either specifically or pursuant to pre-approval policies and procedures adopted by the committee including the delegation of this ability to one or more members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation may not delegate Audit Committee responsibilities to management of the Corporation, and must be reported to the full Audit Committee at the first scheduled meeting of the Audit Committee following such pre-approval;

(d) obtaining and reviewing, at least annually, a written report by the external auditor describing the external auditor's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

(e) obtaining a formal written statement delineating all relationships between the auditor and the Corporation, consistent with The Public Company Accounting Oversight Board Rule 3526, and discussing any disclosed relationships or services with the auditor and how they may impact the objectivity and independence of the auditor;

(f) review of the external auditor which assesses three key factors of audit quality for the Audit Committee to consider and assess including: independence, objectivity and professional skepticism; quality of the engagement team; and quality of communications and interactions with the external auditor. A written comprehensive review of the external auditor to be considered if required each year and completed at least every five (5) years which will include an:

i. assessment of quality of services and sufficiency of resources provided by the external auditor;

ii. assessment of auditor independence, objectivity and professional skepticism, including the review and evaluation of the lead partner of the external auditor;

iii. assessment of value of services provided by the external auditor;

iv. assessment of written input from external auditor summarizing:

a) background of firm, size, resources, geographical coverage, relevant industry experience, including reputational challenges, systemic audit quality issues identified by Canadian Public Accountability Board ("CPAB") and Public Company Accounting Oversight Board ("PCAOB") in public reports;

b) industry experience of the audit team and plans for training and development of the team;

c) how the external auditor demonstrated objectivity and professional skepticism during the audit;

d) how the firm and team met all criteria for independence including identification of all relationships that the external auditor has with the Corporation and its affiliates and steps taken to address possible institutional threats;

e) involvement of engagement quality reviewer ("EQR") partner and significant concerns raised by the EQR partner;

f) matters raised to national office or specialists during the review;

g) significant disagreements between management and the external auditors and steps taken to resolve such disagreements;

h) satisfaction with communication and cooperation with management and the Audit Committee; and

i) findings and firm responses to reviews of the Corporation by CPAB and PCAOB;

v. communication of the results of the comprehensive review of the external auditor to the Board and recommending that the Board take appropriate action, in response to the review, as required. It is understood that the Audit Committee may recommend tendering the external auditor engagement at their discretion. In addition to rotation of the EQR partner as required by law, the Audit Committee, together with the Board, will also consider whether it is necessary to periodically rotate the external audit firm itself. It will be at the discretion of the Audit Committee if the incumbent external auditor is invited to participate in the tendering process; and

vi. setting clear hiring policies for the Corporation regarding partners and employees and former partners and employees of the present and former external auditor of the Corporation. Before any such partner or employee is offered employment by the Corporation, prior approval from the Chair of the Audit Committee must be received and a one year grace period must pass from the date any work was last completed on an audit engagement before an external auditor employee can be considered for contract or employment by the Corporation.

C. Risk Management

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for overseeing the risk identification, assessment and management program of the Corporation by discussing guidelines and policies to govern the process by which risk is identified, assessed and managed. Periodically, in conjunction with senior management, internal counsel and, as necessary, external counsel the Corporation's external auditors and other advisers, as it deems necessary, the Audit Committee will review the following:

(a) the Corporation's method of reviewing significant risks inherent in BTQ's business, assets, facilities, and strategic directions, including the Corporation's risk management and evaluation process;

(b) discuss guidelines and policies with respect to risk assessment and risk management, including the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures. The Audit Committee is not required to be the sole body responsible for risk assessment and management, but, as stated above, the committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken.

(c) the major financial risk exposures and steps management has taken to monitor and manage such exposures;

(d) the Corporation's annual insurance report including its risk retention philosophy and resulting uninsured exposure, if any, including corporate liability protection programs for directors and officers;

(e) the Corporation's loss prevention policies, risk management programs, disaster response and recovery programs in the context of operational considerations; and

(f) other risk management matters from time to time as the Audit Committee may consider appropriate or the Board may specifically direct.

A. Additional Duties and Responsibilities

The Audit Committee will also:

(a) meet separately, and periodically, with management, the external auditor and, as is appropriate, internal and external legal counsel and independent advisors in respect of issues not elsewhere listed concerning any other audit, finance or risk matter;

(b) review the appointment of the CFO and any other key financial executives who are involved in the financial reporting process;

(c) review the Corporation's information technology practices as they relate to financial reporting;

(d) periodically review Directors' and Officers' Liability Insurance Coverage;

(e) from time to time, discuss staffing levels and competencies of the finance team with the external auditor;

(f) review incidents, alleged or otherwise, as reported by whistleblowers, management, the external auditor, internal or external counsel or otherwise, of fraud, illegal acts or conflicts of interest and establish procedures for receipt, treatment and retention of records of incident investigations;

(g) facilitate information sharing with other committees of the Board as required to address matters of mutual interest or concern in respect of the Corporation's financial reporting;

(h) assist Board oversight in respect of issues not elsewhere listed concerning the integrity of the Corporation's financial statements, the Corporation's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the external auditors;

(i) have the authority and responsibility to recommend the appointment and the revocation of the appointment of registered public accounting firms (in addition to the external auditors) engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and to fix their remuneration.

In addition, the Audit Committee will perform such other functions as are assigned by law and on the instructions of the Board.

IV. MEETINGS

Notice of each meeting of the Audit Committee will be given to each member and, if applicable, to the external auditors. The notice will:

(a) be in writing (which may be communicated by fax or email);

(b) be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c) include copies of documentation to be considered at the meeting and reasonably sufficient time to review documentation; and

(d) be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the Audit Committee members.

A quorum for a meeting of the Audit Committee is a majority of the members present in person, by video conference, webcast or telephone.

If the Chair is not present at a meeting of the Audit Committee, a Chair will be selected from among the members present. The Chair will not have a second or deciding vote in the event of an equality of votes.

At each meeting, the Audit Committee will meet "in-camera", without management or external auditors present, and will periodically, and at least annually, meet in separate sessions with the lead partner of the external auditor at least annually.

The Audit Committee may invite others to attend any part of any meeting of the Audit Committee as it deems appropriate. This includes other directors, members of management, any employee, the Corporation's internal or external legal counsel, external auditors, advisors and consultants.

Minutes will be kept of all meetings of the Audit Committee. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation's records, and will be available for review by members of the Audit Committee, the Board, and the external auditor.

V. OTHER MATTERS

A. Review of Charter

The Audit Committee shall review and reassess the adequacy of this Charter annually, and propose recommended changes to the Nomination and Governance Committee.

B. Reporting

The Audit Committee shall report to the Board activities and recommendations of each Audit Committee meeting and review with the Board any issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's external auditors, management information technology with respect to financial reporting matters, risk management and communication between the parties identified above.

C. Evaluation

The Audit Committee's performance shall be evaluated periodically by the Nomination and Governance Committee and the Board as part of the Board assessment process established by the Nomination and Governance Committee and the Board.

This Charter was last approved by the Board of Directors on January 24, 2025.